Exhibit 4.16

English Translation

Debt Waiver Agreement

Party A (the “Creditor”):	Liaoyang Seamless Oil Pipes Co., Ltd.

Party B (the “Debtor”):	Chaoyang Seamless Oil Steel Casting Pipes Co., Ltd.

Party C:	Mr. Zhou Liming	ID No.:

WHEREAS Party A and Party B used to be each other’s affiliate with certain debts in between reflected in the accounts, and Party C has become Party’s B controlling shareholder by way of acquiring 100% equity interests in Party B, the original debts between Party A and Party B shall be settled in a timely manner. Taking into consideration the actual situation of relevant enterprises and the fact of equity interest transfer, the parties hereby reach the following agreement through consultation:

1.                                      Debts: The parties acknowledge that as of April 30, 2013, the total amount that Party B owes Party A is RMB83,019,419.76. All the debts have become due and should have been timely repaid.

2.                                      Waiver: After Party C has acquired all the equity interests in Party B and completed the registration of such change with the administration for industrial and commerce, Party A shall waive the debts in RMB78,519,419.76 that Party B owes Party A. Upon the satisfaction of the conditions for debt waiver, such portion of debts in RMB78,519,419.76 shall be deemed as fully repaid.

3.                                      Grace Period and Guarantee: Party A shall grant Party B a grace period of three months starting from the date hereof, during which Party A shall not claim the debt balance in RMB4,500,000.00 against Party B. Upon the expiration of the grace period, Party B shall repay the debt balance in RMB4,500,000.00 to Party A. Party B shall provide Party A with a separate guarantee to ensure the repayment obligation hereunder to be performed by Party B upon the expiration of the grace period. If Party B fails to repay the debt balance as scheduled, Party A shall be entitled to claim all the debts as set out in the above Clause 1 against Party B.

4.                                      Jurisdiction: In the event that a dispute arises in connection with this Agreement and fails to be resolved through consultation, such dispute shall be referred to the people’s court in the locality of Party A.

5.                                      Conditions for the Effectiveness of this Agreement: This Agreement is executed and takes effect on May 15, 2013.

Party A (Company Seal):	Party B (Company Seal):	Party C (Signature):

/s/ Piao Longhua	/s/ Piao Longhua	/s/ Zhou Liming
[Company Seal Affixed]